SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

04 June 2010

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 04 June 2010

                   re: Director/PDMR Shareholding

44/10                                                                                                                                     4 June 2010

RNS Announcement

Notification of transactions by persons discharging managerial responsibilities

ANNOUNCEMENT OF SHARE-RELATED TRANSACTIONS OF ORDINARY SHARES OF 10P EACH ("SHARES")

The following announcement sets out ordinary shares in Lloyds Banking Group released and sold on 3 June 2010 with respect to the deferred annual bonus scheme for 2009 for non-Board members of the Executive Committee of Lloyds Banking Group.

Annual incentive awards are based on relative performance and the achievement of specific financial and non-financial deliverables. When performance conditions are met and value is created for shareholders, colleagues receive appropriate financial recognition. As previously announced on 26 March 2010, and as agreed with HM Treasury, the FSA and UKFI, bonus awards for 2009 performance for non-Board persons discharging managerial responsibilities (PDMRs) will vest in three equal tranches in June 2010, 2011 and 2012. On vesting, the tranches will be released in shares. Again, as agreed last year with HM Treasury, the FSA and UKFI and announced to the market at that time, any bonus awarded to Executive Directors for 2009 performance will be deferred in its entirety to 2012 and then paid entirely in shares.

For the three year performance period, the monetary values of conditional shares awarded to non-Board members, subject to vesting conditions, are as follows: M Fisher, £1,021,000; C Sergeant, £765,000 and A Risley, £468,000. These monetary values were also previously announced on 26 March 2010. On 3 June 2010 the first tranche of the bonus awards for 2009 performance for non-Board PDMRs vested and was released in shares. The June release was allocated at a share price of 56.2656p, which was the average purchase price of the shares in the market. The numbers of shares released were as follows: M Fisher, 604,869; C Sergeant, 453,207 and A Risley, 277,256. On 3 June 2010 the following numbers of shares were sold at an average share price of 56.2656p: M Fisher, 604,869; A Risley, 277,256; and C Sergeant, 231,136, to satisfy income tax and National Insurance requirements.

The second and third tranches of the deferred annual bonus for 2009 will be determined by reference to the Group's average share price between 8-12 March 2010, which is 55.42p. All deferred awards are conditional. The bonus is subject to clawback in full or in part if the performance that generated the award is found not to be sustainable.

This announcement is made pursuant to Disclosure Rule 3.1.4. No consideration is payable for the grant of awards notified in this announcement. The transactions took place in the UK and the shares are listed on the London Stock Exchange.

Media contact:

Shane O'Riordain, Group Media Relations

020 7356 1849 / shane.o'riordain@lloydsbanking.com

Beth Longcroft, Group Media Relations

020 7356 2491 / beth.longcroft@lloydstsb.co.uk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  04 June 2010